Exhibit 99.1

FinVolution Group Reports First Quarter 2020 Unaudited Financial Results

SHANGHAI, May 27, 2020 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

	As of
	March 31, 2019	December 31, 2019	March 31, 2020
Cumulative registered users[1] (‘000)	93,864	105,912	108,319
Cumulative number of borrowers[2] (‘000)	15,433	17,926	18,183

	For Three Months Ended		YoY Change
	March 31, 2019	March 31, 2020
Number of unique borrowers[3] (‘000)	3,246	1,588	(51.1%)
Loan origination volume[4] (RMB, million)	19,080	13,054	(31.6%)
Repeat borrowing rate[5] (%)	75.3%	88.3%	17.3%
Average loan size [6] (RMB)	3,387	3,873	14.3%

First Quarter 2020 Financial and Operational Highlights

•	Net revenue increased by 40.8% to RMB2,106.3 million (US$297.5 million) for the first quarter of 2020, from RMB1,495.6 million in the same period of 2019.

•	Operating income was RMB455.8 million (US$64.4 million) for the first quarter of 2020, representing a decrease of 42.7% from RMB794.8 million in the same period of 2019.

•

Non-GAAP adjusted operating income[8], which excludes share-based compensation expenses before tax, was RMB463.8 million (US$65.5 million) for the first quarter of 2020, representing a decrease of 42.5% from RMB807.0 million in the same period of 2019.

•	Cumulative registered users[1] reached approximately 108.3 million as of March 31, 2020.

•	Cumulative number of borrowers[2] was approximately 18.2 million as of March 31, 2020.

•	Number of unique borrowers[3] was approximately 1.6 million for the first quarter of 2020, representing a decrease of 51.1% from the same period of 2019.

•	Loan origination volume[4] was approximately RMB13.1 billion for the first quarter of 2020, representing a decrease of 31.6% from the same period of 2019.

•	Average loan tenure[7] was 8.4 months for the first quarter of 2020.

Mr. Feng Zhang, the Chief Executive Officer of FinVolution, commented, “Faced with a challenging start to the beginning of 2020, we adopted effective measures to ensure the continuity of our business, the safety of our employees, and to provide continual service and support for all our users, all while doing our part to contribute to the broader fight against COVID-19.

“During these unprecedented market conditions, we took action early to control credit risks and proactively reduced loans originated on our platform, which resulted in a sequential decline of 23% in our loan origination volume in the first quarter compared to the fourth quarter of 2019. These timely and proactive measures we took ensured that our business operations remained resilient and allowed us to deliver solid performance and positive profitability in the first quarter, in spite of the challenging environment. Our institutional funding partners continued to show keen interest in lending on our platform and funding remained stable and ample, and our funding cost continues to improve quarter over quarter.

“As mentioned on our previous earnings call, we started seeing signs of improvement in delinquency rates since early March. This trend has continued to improve throughout April and May, as China gradually contains the virus’s spread and recovers from societal suspension. As we strengthened efforts in loan collection and risk management, our loan collection recovery rate9 has returned to pre-pandemic levels.

“As the COVID-19 pandemic is still evolving and has an enduring impact on the global economy, we will continue to closely monitor the situation and remain agile in our business operations. We are continuing our focus on the vast consumer finance market in China by sharpening our technological capabilities and providing higher quality service to both customers and partners,” Mr. Zhang concluded.

Mr. Simon Ho, the Chief Financial Officer of FinVolution, commented, “In the first quarter, due to the impact of COVID-19 and relevant downturn expectation of economy, we took a more prudent stance in our forward looking forecast used in ASC 326, which negatively impacted our earnings. However, despite the impact of COVID-19, we still delivered non-GAAP operating income8 of RMB 463.8 million, a solid result given the unprecedented market conditions. To date, our balance sheet and liquidity remain strong with RMB2.4 billion of cash and short term investments. We are confident that our core strengths position us well to continue to capture the enormous potential in the consumer finance market.”

[1]	On a cumulative basis, number of users registered on our platform as of March 31, 2020.
[2]	On a cumulative basis, number of borrowers whose loans were funded on or prior to March 31, 2020.
[3]	Represents the total number of borrowers whose loans on our platform were facilitated during the period presented.
[4]	Represents the loan origination volume facilitated during the period presented.
[5]	Represents the percentage of loan volume generated by repeat borrowers who have successfully borrowed on our platform before.
[6]	Represents the average loan size on our platform during the period presented.
[7]	Represents the average loan tenure period on our platform during the period presented.
[8]	Please refer to “UNAUDITED Reconciliation of GAAP and Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.
[9]	The proportion of loans recovered within the first thirty days of delinquency.

Accounting Policy Change

Effective January 1, 2020, FinVolution Group adopted the ASC 326, Measurement of Credit Losses on Financial Instruments or “CECL”, using a modified retrospective method. As a result of adopting ASC 326, the Company recognized the cumulative effect of initially applying the standard as a decrease of approximately RMB883.0 million to the opening balances of retained earnings. The adoption of this standard established a single credit loss model for all financial assets carried at amortized cost and certain off balance sheet credit exposures (i.e. guarantees). Under ASC 326, the Company is required to record the expected credit losses of the financial assets and off balance sheet credit exposures upon initial recognition, which is typically earlier than the old standard. Also, the CECL framework requires our estimate to reflect expected credit losses over the full expected life and considers expected future changes in the macroeconomic conditions. Further, before the adoption of ASC 326, guarantee liabilities subsequent to initial recognition, was recorded at the higher of our stand ready obligation (ASC 460 component) and the contingent component (ASC 450 component). Upon adoption of ASC 326, the expected credit losses, which replaces ASC 450 component, was recorded separately from and in addition to the ASC 460 component upon initial recognition. Subsequently, the ASC 460 component is released as revenue systematically over the term of the loans and the expected credit losses is trued up based on expected life time credit losses of the loans covered by the quality assurance commitments at each balance sheet date.

The following table sets forth the impact to the financial position of the Company and retained earnings upon adoption of the standard on January 1, 2020:

in RMB millions	December 31, 2019	CECL adoption impact	January 1, 2020
Credit loss allowance for assets
Quality assurance receivable	809.5	35.0	844.5
Loans receivable	316.1	303.3	619.4
Accounts receivable	145.7	142.1	287.8
Liabilities
Quality assurance payable	4,776.2	690.1	5,466.3	[10]
Retained earnings
Total pre-tax impact		1,170.5
Tax effects		(287.5)

		883.0

[10]

Upon adoption of ASC 326, quality assurance payable is separated into deferred guarantee income (i.e. the unamortized ASC 460 component of guarantee) amounting to 1,873.3 million and expected credit losses for quality assurance commitment (i.e. CECL liability) amounting to 3,593.0 million.

First Quarter 2020 Financial Results

Net revenue for the first quarter of 2020 increased by 40.8% to RMB2,106.3 million (US$297.5 million) from RMB1,495.6 million in the same period of 2019, primarily due to the adoption of ASC 326. Before the adoption of ASC 326, gain or losses related to quality assurance commitments were recorded in one combined financial statement line item within other income. After the adoption of ASC 326, the guarantee income (i.e. the guarantee liability) was recorded as a separate financial statement line item within revenue and the credit losses for quality assurance was recorded within expenses.

Loan facilitation service fees decreased by 60.1% to RMB374.5 million (US$52.9 million) for the first quarter of 2020 from RMB938.6 million in the same period of 2019, primarily due to the decline in loan origination volume and the decrease in the average rate of transaction fees.

Post-facilitation service fees decreased by 40.7% to RMB182.7 million (US$25.8 million) for the first quarter of 2020 from RMB308.1 million in the same period of 2019, primarily due to the rolling impact of deferred transaction fees.

Net interest income was RMB315.0 million (US$44.5 million) for the first quarter of 2020, compared to RMB170.5 million in the same period of 2019, primarily due to increased interest income from the expansion of outstanding loan balances in consolidated trusts.

Other revenue increased by 7.0% to RMB83.8 million (US$11.8 million) for the first quarter of 2020 from RMB78.3 million in the same period of 2019, primarily due to an increase in loan collection fees and borrower referral fees for service provided to other platforms.

Guarantee income was RMB1,150.3 million (US$162.5 million) for the first quarter of 2020 due to the adoption of ASC 326. After adoption of ASC 326, the guarantee liabilities of quality assurance commitment are released as a revenue systematically over the term of the loans subject to quality assurance commitment.

Origination and servicing expenses decreased by 5.5% to RMB249.5 million (US$35.2 million) for the first quarter of 2020 from RMB264.0 million in the same period of 2019, primarily due to decreased volume of loans serviced by the Company.

Sales and marketing expenses decreased by 36.8% to RMB91.2 million (US$12.9 million) for the first quarter of 2020 from RMB144.2 million in the same period of 2019, primarily due to the decrease in online customer acquisition expenses.

General and administrative expenses decreased by 10.1% to RMB96.4 million (US$13.6 million) for the first quarter of 2020 from RMB107.2 million in the same period of 2019, primarily due to a decrease in payroll expenses.

Research and development expenses remained stable at RMB87.6 million (US$12.4 million) for the first quarter of 2020, compared to RMB87.7 million in the same period of 2019.

Provision for loans receivables was RMB295.9 million (US$41.8 million) for the first quarter of 2020, compared with RMB37.2 million in the same period of 2019 primarily due to the adoption of ASC 326, which requires the Company to recognize the life time credit losses upon initial recognition, and increased number of consolidated trusts in the quarter.

Provision for accounts receivables was RMB33.1 million (US$4.7 million) for the first quarter of 2020, compared with RMB60.4 million in the same period of 2019, primarily due to the decrease in loan origination volume.

Credit losses for quality assurance commitment was RMB796.8 million (US$112.5 million) for the first quarter of 2020 due to the adoption of ASC 326. After adoption of ASC 326, the expected credit losses of quality assurance commitment shall be accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460.

Operating income decreased by 42.7% to RMB455.8 million (US$64.4 million) for the first quarter of 2020 from RMB794.8 million in the same period of 2019.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB463.8 million (US$65.5 million) for the first quarter of 2020, representing a decrease of 42.5% from RMB807.0 million in the same period of 2019.

Other income increased by 104.6% to RMB53.8 million (US$7.6 million) for the first quarter of 2020, from RMB26.3 million in the same period of 2019. For the first quarter of 2020, other income consisted primarily of government subsidies.

Income tax expenses were RMB89.2 million (US$12.6 million) for the first quarter of 2020, compared with RMB141.3 million in the same period of 2019, due to lower operating income for the quarter.

Net profit was RMB420.4 million (US$59.4 million) for the first quarter of 2020, compared with RMB703.1 million in the same period of 2019.

Net profit attributable to ordinary shareholders of the Company was RMB419.4 million (US$59.2 million) for the first quarter of 2020, compared with RMB703.2 million in the same period of 2019.

As of March 31, 2020, the Company had cash and cash equivalents of RMB2,182.9 million (US$308.3 million) and short-term investments mainly in wealth management products of RMB233.7 million (US$33.0 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all loan products facilitated through the Company’s online marketplace:

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2017Q1	1.51%	2.09%	2.71%	3.33%	3.87%	4.33%	4.68%	4.98%	5.33%	5.61%	5.80%
2017Q2	2.19%	3.01%	3.86%	4.56%	5.13%	5.78%	6.32%	6.79%	7.05%	7.19%	7.24%
2017Q3	2.22%	3.05%	4.13%	5.18%	6.13%	6.64%	6.88%	7.04%	7.16%	7.22%	7.26%
2017Q4	2.86%	4.24%	5.19%	5.69%	5.98%	6.19%	6.29%	6.39%	6.47%	6.49%	6.50%
2018Q1	1.37%	2.20%	2.99%	3.67%	4.32%	4.86%	5.23%	5.50%	5.66%	5.74%	5.77%
2018Q2	1.87%	3.12%	4.39%	5.46%	6.33%	6.99%	7.47%	7.80%	7.99%	8.08%	8.13%
2018Q3	1.45%	2.51%	3.53%	4.39%	5.09%	5.59%	5.97%	6.28%	6.50%	6.64%	6.72%
2018Q4	1.43%	2.49%	3.55%	4.42%	5.18%	5.76%	6.20%	6.54%	6.81%	7.01%	7.16%
2019Q1	1.34%	2.38%	3.45%	4.36%	5.13%	5.75%	6.22%	6.65%	6.99%	7.25%	7.43%
2019Q2	1.33%	2.34%	3.31%	4.18%	5.05%	5.82%	6.44%	6.98%
2019Q3	1.02%	2.16%	3.42%	4.55%	5.64%
2019Q4	0.83%	2.07%

Change of Management

The Board of Directors of the Company (the “Board”) has approved the resignation of Mr. Honghui Hu from his position as the Company’s President. Mr. Hu’s resignation was due to his personal reasons. Mr. Hu will continue to serve as an advisor to the Company and remain on the Board as a director.

In the meantime, Mr. Tiezheng Li, the Company’s director and deputy chairman will assume the role of the President. Mr. Tiezheng Li is one of the Company’s four co-founders and has been serving as director since March 2015 and deputy chairman since September 2018. Mr. Li also served as the Company’s Chief Strategy Officer from July 2017 to April 2020, Chief Operating Officer from April 2015 to July 2017 and Chief Risk Officer from January 2011 to April 2015. Prior to co-founding the Company, Mr. Li held various risk management roles at China Minsheng Banking Corporation from 2006 to 2011.

Mr. Feng Zhang said, “ I would like to thank Mr. Honghui Hu for his contributions in shaping the company’s direction for close to a decade. He has worked tirelessly over his tenure for all our stakeholders to drive value and growth for FinVolution Group. We thank him for his hardwork and many years of service. We looked forward to Honghui’s continued contribution in his new role as our advisor.”

Share Repurchase Update

The Company has repurchased approximately 5.5 million American depositary shares (“ADSs”) between January 2020 and May 22, 2020. As of May 22, 2020, the Company has cumulatively deployed approximately US$84.6 million to repurchase its ADSs under the Company’s share repurchase program with a total authorized amount of up to US$120 million.

Business Outlook

As China gradually recovers from the aftermath of the COVID-19 outbreak, the Company has since March experienced early signs of improvement in loan collection recovery rates9 and delinquency trends. In light of this situation, together with the Company’s institutional funding partners and other stakeholders, FinVolution is constantly adjusting its business strategies to remain agile in its operations. The Company continues to closely monitor this evolving situation and has an optimistic view on the Company’s business operations over the long term. The Company expects its loan origination volume in the second quarter of 2020 to be at a similar level compared to the first quarter of 2020.

The above outlook is based on current market conditions and reflects the Company’s preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer and institutional investor demand, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 27, 2020 (8:00 PM Beijing/Hong Kong time on May 27, 2020).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until June 3, 2020, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10144483

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of March 31, 2020, the Company had over 108.3 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use Non-GAAP operating income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating income help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the rate in effect as of March 31, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200- Ext 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB	USD
Assets
Cash and cash equivalents	2,324,542	2,182,928	308,288
Restricted cash	3,686,203	2,556,216	361,007
Short-term investments	114,560	233,690	33,003
Investments	952,833	953,053	134,597
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB809,503 and RMB683,608 as of December 31, 2019 and March 31, 2020, respectively	3,649,642	2,631,075	371,579
Intangible assets	64,280	96,780	13,668
Property, equipment and software, net	134,324	127,161	17,959
Loans receivable, net of credit loss allowance for loans receivable of RMB316,124 and RMB791,549 as of December 31, 2019 and March 31, 2020, respectively	4,808,252	4,562,162	644,300
Accounts receivable, net of credit loss allowance for accounts receivable of RMB145,699 and RMB310,888 as of December 31, 2019 and March 31, 2020, respectively	882,305	766,373	108,233
Deferred tax assets	129,740	419,263	59,211
Contract assets	20,555	—	—
Right of use assets	95,786	85,158	12,027
Prepaid expenses and other assets	1,391,023	1,292,451	182,529
Goodwill	50,411	50,411	7,119

Total assets	18,304,456	15,956,721	2,253,520

Liabilities and Shareholders’ Equity
Payable to platform customers	684,630	308,173	43,522
Quality assurance payable	4,776,153	—	—
Deferred guarantee income	—	1,245,290	175,869
Expected credit losses for quality assurance commitment	—	2,315,859	327,061
Payroll and welfare payable	176,685	98,052	13,848
Taxes payable	128,298	166,355	23,494
Short-term borrowings	235,000	235,000	33,188
Funds payable to investors of consolidated trusts	3,660,483	3,346,310	472,589
Contract liability	55,728	40,132	5,668
Deferred tax liabilities	198,922	206,922	29,223
Accrued expenses and other liabilities	291,934	391,566	55,300
Leasing liabilities	85,143	75,292	10,633
Dividends payable	—	263,569	37,223

Total liabilities	10,292,976	8,692,520	1,227,618

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	15
Additional paid-in capital	5,640,898	5,640,345	796,569
Treasury stock	(47,174)	(71,571)	(10,108)
Statutory reserves	317,198	317,198	44,797
Accumulated other comprehensive income	70,320	74,162	10,474
Retained Earnings	1,966,611	1,239,467	175,046

Total FinVolution Group shareholders’ equity	7,947,956	7,199,704	1,016,793

Non-controlling interest	63,524	64,497	9,109

Total shareholders’ equity	8,011,480	7,264,201	1,025,902

Total liabilities and shareholders’ equity	18,304,456	15,956,721	2,253,520

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For Three Months Ended March 31,
	2019	2020
	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	938,611	374,532	52,894
Post-facilitation service fees	308,078	182,705	25,803
Net interest income	170,537	314,958	44,481
Other Revenue	78,341	83,835	11,840
Guarantee income[1]	—	1,150,280	162,451

Net revenue	1,495,567	2,106,310	297,469

Operating expenses:
Origination and servicing expenses	(264,012)	(249,495)	(35,235)
Sales and marketing expenses	(144,182)	(91,206)	(12,881)
General and administrative expenses	(107,214)	(96,355)	(13,608)
Research and development expenses	(87,721)	(87,559)	(12,366)
Provision for loans receivable	(37,230)	(295,936)	(41,794)
Provision for accounts receivable	(60,361)	(33,148)	(4,681)
Credit losses for quality assurance commitment[1]	—	(796,839)	(112,535)

Total operating expenses	(700,720)	(1,650,538)	(233,100)

Other income (expenses)
Gain from quality assurance fund[1]	34,127	—	—
Realized loss from financial guarantee derivatives	(10,122)	—	—
Fair value change of financial guarantee derivatives	(783)	—	—
Other income, net	26,349	53,758	7,592

Profit before income tax expense	844,418	509,530	71,961
Income tax expenses	(141,300)	(89,168)	(12,593)

Net profit	703,118	420,362	59,368
Net profit/(loss) attributable to non-controlling interest shareholders	(62)	973	137
Net profit attributable to FinVolution Group	703,180	419,389	59,231

Foreign currency translation adjustment, net of nil tax	(14,081)	3,842	543

Total comprehensive income attributable to FinVolution Group	689,099	423,231	59,774

Weighted average number of ordinary shares used in computing net income per share
Basic	1,493,783,054	1,523,317,962	1,523,317,962
Diluted	1,558,982,909	1,538,269,522	1,538,269,522
Income per share -Basic	0.4707	0.2753	0.0389
Income per ADS-Basic	2.3537	1.3766	0.1944
Income per share -Diluted	0.4511	0.2726	0.0385
Income per ADS-Diluted	2.2553	1.3632	0.1925

[1]

Before the adoption of ASC 326 on January 1, 2020, gain or losses related to quality assurance commitments were recorded in one combined financial statement line item within other income. After the adoption of ASC 326, the guarantee income (i.e. the release of ASC 460 component of guarantee liability) was recorded as a separate financial statement line item within revenue and the credit losses for quality assurance commitments (i.e. the recognition of CECL losses) was recorded within expenses.

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	For Three Months Ended March 31
	2019	2020
	RMB	RMB	USD
Net cash provided by/(used in) operating activities	474,869	(583,412)	(82,393)
Net cash used in investing activities	(269,947)	(260,475)	(36,786)
Net cash provided by/(used in) financing activities	584,593	(430,786)	(60,838)
Effect of exchange rate changes on cash and cash equivalents	(15,180)	3,072	433
Net increase/(decrease) in cash, cash equivalent and restricted cash	774,335	(1,271,601)	(179,584)
Cash, cash equivalent and restricted cash at beginning of period	5,293,721	6,010,745	848,879
Cash, cash equivalent and restricted cash at end of period	6,068,056	4,739,144	669,295

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For Three Months Ended March 31,
	2019	2020
	RMB	RMB	USD
Net Revenues	1,495,567	2,106,310	297,469
Less: total operating expenses	(700,720)	(1,650,538)	(233,100)
Operating Income	794,847	455,772	64,369
Add: share-based compensation expenses	12,122	8,021	1,133
Non-GAAP adjusted operating income	806,969	463,793	65,502
Operating Margin	53.1%	21.6%	21.6%
Non-GAAP operating margin	54.0%	22.0%	22.0%